Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023, or the Annual Report.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

Rail Vision, or the Company, is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the Company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

Operating Expenses

Our current operating expenses consist of two components — research and development expenses, and general and administrative expenses. To date, we have not generated significant revenues.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses (including share-based payment), subcontractor’s expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
(in thousands of USD)	2023	2022

Depreciation	71	67
Share-based payment	28	82
Payroll and related expenses	2,867	2,434
Subcontracted work and consulting	2	8
Equipment	442	61
Rent and office maintenance	208	179
Other	64	275

Total	3,682	3,106

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
(in thousands of USD)	2023	2022

Payroll and related expenses	920	1,003
Share-based payment	136	199
Professional services	911	722
Travel expenses	30	47
Rent and office maintenance	66	60
Depreciation and other	240	97
Total	2,303	2,128

Comparison of the Six Months Ended June 30, 2023 to the Six Months Ended June 30, 2022

Results of Operations

(in thousands of USD)	Six months ended June 30,
	2023	2022
Revenues	--	219
Cost of sales	--	(358)
Gross profit	--	(139)
Research and development expenses	(3,682)	(3,106)
General and administrative expenses	(2,303)	(2,128)
Operating loss	(5,985)	(5,373)
Financial (expenses) income, net	150	125

Total Loss	(5,835)	(5,248)

Revenues

During the six months ended June 30, 2023, we did not recognize any revenues.

During the six months ended June 30, 2022, we recognized revenues in respect of the completion of a proof of concept for a customer in the United States, in the total amount of approximately $219,000.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2023, amounted to $3,682,000 an increase of $576,000 or 19%, compared to $3,106,000 for the six months ended June 30, 2022. The increase was primarily attributable to an increase of $433,000 in salaries and related personnel expenses due to an increase in the number of employees and bonuses, and classification of part of the salary costs to the cost of revenues in the six months ended June 30, 2022, and an increase of $381,000 in R&D equipment purchases, offset by a decrease of $236,000 in other expenses mainly related to a one-time payment in April 2022, to Israel Railways of 1.5% of the actual proceeds to us from our initial public offering, or IPO.

General and administrative expenses

Our general and administrative expenses totaled $2,303,000 for the six months ended June 30, 2023, an increase of $175,000 or 8%, compared to $2,128,000 for the six months ended June 30, 2022. The increase was primarily attributable to an increase of $248,000 in professional services related to the Company being a public company (mainly for accounting and legal expenses), offset by a decrease of $63,000 in share-based compensation related to grant dates and vesting periods.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2023, was $5,985,000 compared to an operating loss of $5,373,000 for the six months ended June 30, 2022, an increase of $612,000 or 11%.

Financial expenses and income

Financial expenses and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized net financial income of $150,000 for the six months ended June 30, 2023, compared to net financial income of $125,000 for the six months ended June 30, 2022. The increase was primarily attributable to interest income on deposits.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2023, was $5,835,000 compared to $5,248,000 for the six months ended June 30, 2022.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2023, we have funded our operations principally with approximately $68.6 million (net of issuance expenses) from the issuance of our equity securities and exercise of warrants and options. As of June 30, 2023, we had approximately $8,192,000 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in thousands of USD)	2023	2022

Operating activities	(5,409)	(5,355)

Investing activities	(137)	--

Financing activities	5,460	16,653

Net increase (decrease) in cash and cash equivalents	(86)	11,298

Operating Activities

Net cash used in operating activities of $5,409,000 during the six months ended June 30, 2023, was primarily used for payment of an aggregate of approximately $3,718,000 in subcontractors and salaries and related personnel expenses. The remaining amount of approximately $1,692,000 was used for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $5,355,000 during the six months ended June 30, 2022, was primarily used for payment of an aggregate of approximately $3,437,000 in subcontractors and salaries and related personnel expenses. The remaining amount of $1,918,000 was primarily used for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $137,000 during six months ended June 30, 2023, reflected the purchase of fixed assets. No cash was used in investing activities during the six months ended June 30, 2022.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2023, consisted of $5,460,000 of net proceeds from our issuance of shares and warrants in a registered direct offering and in concurrent private placements.

Net cash provided by financing activities during the six months ended June 30, 2022, consisted of $16,653,000 of net proceeds primarily from the issuance of shares and warrants in our IPO, and to a lesser extent from proceeds from the issuance of Preferred A Shares and a convertible debt, both prior to our IPO.

In May 2023 the Company executed a series of transactions raising aggregate gross proceeds of $6 million, as follows. On May 11, 2023 the Company completed the closing of definitive agreements with investors (i) in a registered direct offering, for the purchase and sale of 3,947,368 ordinary shares and (ii) in a concurrent private placement to the same investors, 3,947,368 warrants, each to purchase one ordinary share at an exercise price of $0.84 per share. The private placement warrants are exercisable upon issuance and have a 5-year term from the initial exercise date. The aggregate gross proceeds to the Company of these registered direct and private placements were approximately $3.0 million. In a concurrent private placement that was subject to closing conditions, the Company agreed to issue an aggregate of 3,947,368 ordinary shares and 3,947,368 five-year warrants exercisable at $0.84 per share to Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, the largest shareholder of the Company. The Knorr-Bremse private placement was subject to the approval by the Company’s shareholders, and the shareholders approved the placement on June 18, 2023. The aggregate gross proceeds from this placement were approximately $3.0 million. In all transactions, the purchase price of one share and one 5-year warrant was $0.76.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary and Preferred A Shares. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated any significant revenues from the sale of products and we do not expect to generate significant revenues from the sale of our products in the near future.

As of June 30, 2023, our cash and cash equivalents were $8,192,000. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for commercialization efforts with respect to our products.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products.